MORGAN STANLEY & CO LLC 1585 Broadway New York, New York 10036	JEFFERIES LLC 520 Madison Avenue New York, New York 10022	STIFEL, NICOLAUS & COMPANY, INCORPORATED 787 7th Avenue, 11th Floor New York, New York 10019	GUGGENHEIM SECURITIES, LLC 330 Madison Avenue New York, NY 10017

August 3, 2021	VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tara Harkins

Al Pavot

Abby Adams

Irene Paik

RE:	Adagio Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-257975

Acceleration Request

Requested Date:        August 5, 2021

Requested Time:       4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of Adagio Therapeutics, Inc. (the “Registrant”) that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on August 5, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, 700 copies of the Preliminary Prospectus dated August 2, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Chirag D. Surti
Name: Chirag D. Surti
Title: Vice President

JEFFERIES LLC

By:	/s/ Dustin Tyner
Name: Dustin Tyner
Title: Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Nathan Thompson
Name: Nathan Thompson
Title: Director

GUGGENHEIM SECURITIES, LLC

By:	/s/ Ronald Gerber
Name: Ronald Gerber
Title: Senior Managing Director

[Signature Page to Acceleration Request]